Exhibit 99.1

Motif Bio Phase 3 clinical trial finishes patient treatment phase

NEW YORK, January 30, 2017 (GLOBE NEWSWIRE) — Motif Bio plc (Motif)(NASDAQ: MTFB), (NASDAQ: MTFBW), a clinical stage biopharmaceutical company specializing in developing novel antibiotics, today announced that the last patient has finished the treatment phase in REVIVE-1, the Phase 3 clinical trial investigating the safety and efficacy of iclaprim in patients with acute bacterial skin and skin structure infections (ABSSSI).

REVIVE-1 is a 600-patient double-blinded, global, multicentre trial, in patients with ABSSSI that compares the safety and efficacy of an 80mg intravenous dose of iclaprim with 15mg/kg intravenous vancomycin.  Treatments were administered every 12 hours for 5 to 14 days. Data read-out is expected in the second quarter of 2017.

Data read-out for REVIVE-2 is anticipated in the second half of 2017. Successful completion of the two REVIVE trials is expected to satisfy both US FDA and EMA requirements for regulatory submission for intravenous iclaprim in the treatment of ABSSSI.

Commenting on this milestone, Graham Lumsden, CEO of Motif Bio, said: “Thanks to the patients and investigators who participated in REVIVE-1, we remain on track to be able to share the first data from our Phase 3 clinical trials in 2Q17.  We believe that iclaprim, if approved, can be an important option for patients hospitalized with ABSSSI who also have kidney disease with or without diabetes. It is estimated that up to 26% of the 3.6 million ABSSSI patients hospitalized annually in the U.S. have kidney disease.”

About Iclaprim

Iclaprim is a novel antibiotic that has a different and underutilized mechanism of action compared to most other antibiotics.  Iclaprim exhibits potent activity against Gram-positive clinical isolates of many genera of staphylococci, including methicillin resistant Staphylococcus aureus (MRSA). Iclaprim is rapidly bactericidal, achieving 99.9% in-vitro kill against MRSA within 4 to 6 hours of drug exposure versus 8 to 10 hours for vancomycin. To date, iclaprim has been studied in over 600 patients and healthy volunteers.

About Motif Bio plc www.motifbio.com

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), hospital infections often caused by MRSA (methicillin resistant Staphylococcus aureus).

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif

Bio’s product candidates,  (iii) Motif Bio’s ability to successfully commercialize its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialization, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, and (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates . More detailed information about the risks and uncertainties affecting Motif Bio plc is contained under the heading “Risk Factors” in Motif Bio plc’s registration statement on Form F-1 filed with the SEC, which is available on the SEC’s web site, www.sec.gov. Motif Bio plc undertakes no obligation to update or revise any forward-looking statements.

For further information please contact:

Motif Bio plc Contact:

Graham Lumsden

Chief Executive Officer

212-210-6248

ir@motifbio.com

Investor Contact:

Patricia L. Bank

Westwicke Partners

415-513-1284

patti.bank@westwicke.com